Exhibit 99.1

May 17, 2010

Dear Shareholder,

You are cordially invited to attend the 2010 Annual Meeting of Shareholders of NICE-Systems Ltd., to be held at NICE's executive offices at 8 Hapnina Street, Ra’anana, Israel, on Monday, June 29, 2010 at 11:00 a.m. local time.

At the Annual Meeting, shareholders will vote on the matters listed in the enclosed Notice of Annual Meeting of Shareholders. NICE’s board of directors recommends a vote FOR all of the proposals listed in the Notice. Management will also report on the affairs of the Company and a discussion period will be provided for questions and comments of general interest to shareholders.

We look forward to greeting personally those shareholders who are able to be present at the meeting; however, whether or not you plan to attend in person, it is important that your shares be represented. Holders of NICE ADSs will receive voting instruction cards from The Bank of New York Mellon, the depositary of the ADSs, which will enable them to instruct The Bank of New York Mellon on how to vote the NICE ordinary shares represented by their ADSs with regard to the proposals listed in the Notice of Annual Meeting of Shareholders. Accordingly, please sign and date the enclosed voting instruction card at your earliest convenience and mail it in the envelope provided.

We urge all of our shareholders to review our Annual Report on Form 20-F, which is available on our web site at www.nice.com.

Thank you for your cooperation.

Sincerely,

Zeev Bregman
President and Chief Executive Officer

NICE SYSTEMS LTD.
____________________________________________________

NOTICE OF 2010 ANNUAL GENERAL MEETING OF SHAREHOLDERS
______________________________________________________

TO BE HELD ON JUNE 29, 2010

Notice is hereby given that the 2010 Annual General Meeting of Shareholders (the “Annual General Meeting” or the “Meeting”) of NICE-Systems Ltd. (the “Company” or “NICE”) will be held on Tuesday, June 29, 2010, at 11:00 a.m., at the offices of the Company, 8 Hapnina Street, Ra’anana, Israel, for the following purposes:

1.	To elect six (6) directors (excluding “outside directors”) to the board of directors of the Company;

2.	To elect two (2) “outside directors” to the board of directors of the Company;

3.	To approve the grants of options to purchase Ordinary Shares of the Company to the directors;

4.	To approve the increase of the special annual fee paid to the Chairman of the board of directors;

5.	To approve amendments to the Company’s articles of association;

6.	To approve the form of amended indemnification letter in favor of the Company’s directors;

7.	To re-appoint the Company’s independent auditors and to authorize the Company’s board of directors to fix their remuneration; and

8.	To discuss the Company’s audited annual financial statements for the year ended December 31, 2009.

Approval of matters 1 through 7 above will require the affirmative vote of a majority of the shares present, in person or by proxy, and voting thereon.  Matter 8 will not involve a vote.

Shareholders of record at the close of business on May 24, 2010, are entitled to notice of and to vote at the Meeting. All such shareholders are cordially invited to attend the Meeting in person.

Whether or not you plan to attend the Meeting, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States. If your shares are held via the Company’s Israeli registrar for trading on the Tel Aviv Stock Exchange, you should deliver or mail (via registered mail) your completed proxy to the offices of the Company at 8 Hapnina Street, Ra’anana, Israel, Attention: Corporate Secretary, together with a proof of ownership (ishur baalut), as of the record date, issued by your broker.  Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person.

Joint holders of shares should take note that all notices to be given to the shareholders shall, with respect to any share to which persons are jointly entitled, be given to whichever of such persons is named first in the Register of Shareholders of the Company, and any notice so given shall be sufficient notice to the holders of such share, and furthermore, pursuant to Article 26(d) of the Articles of Association of the Company, the vote of the senior holder of the joint shares who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s). For this purpose seniority will be determined by the order in which the names stand in the Register of Shareholders of the Company.

Pursuant to the Articles of Association of the Company, a proxy will be effective only if it is received by the Company at least 48 hours prior to the time of the Meeting, or such shorter period as may be determined by the board of directors.

By Order of the Board of Directors, Yechiam Cohen Corporate Secretary

Date: May 17, 2010

NICE SYSTEMS LTD.
8 Hapnina Street, Ra’anana
Israel
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PROXY STATEMENT
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2010 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to the holders of record of ordinary shares or ADRs (collectively, the “Shares”) of NICE-Systems Ltd. (“Nice” or the “Company”) at the close of business on May 24, 2010, in connection with the solicitation by the board of directors of proxies for use at the 2009 Annual General Meeting of the Shareholders (the “Annual General Meeting” or the “Meeting”), or at any adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Meeting will be held on Tuesday, June 29, 2010, at 11:00 a.m., at the offices of the Company, 8 Hapnina Street, Ra’anana, Israel.

SOLICITATION OF PROXIES

A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. If a shareholder’s shares are held via the Company’s Israeli registrar for trading on the Tel Aviv Stock Exchange, he should deliver or mail (via registered mail) his completed proxy (or voting instruction card) to the offices of the Company at 8 Hapnina Street, Ra’anana, Israel, Attention: Corporate Secretary, together with a proof of ownership (ishur baalut), as of the record date, issued by his broker. Shareholders may revoke the authority granted by their execution of proxies before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. However, if a shareholder attends the Meeting and does not elect to vote in person, his or her proxy will not be revoked. Unless otherwise indicated on the form of proxy, if a proxy is properly executed and received by the Company prior to the Meeting, Shares represented by the proxy will be voted in favor of all the matters to be presented to the Meeting, as described above. If a shareholder on the form of proxy makes a specification, the Shares represented thereby will be voted in accordance with such specification. On all matters considered at the Meeting, abstentions of a holder of Shares will be treated as neither a vote “for” or “against” the matter, although they will be counted in determining if a quorum is present.

Under the terms of the Deposit Agreement among the Company and The Bank of New York Mellon, as Depositary, and the holders of the Company’s American Depositary Shares (“ADSs”), the Depositary shall endeavor (insofar as is practicable and in accordance with the applicable law and the articles of association of the Company) to vote or cause to be voted the number of Shares represented by ADSs in accordance with the instructions provided by the holders of ADSs to the Depositary. If no instructions are received by the Depositary from any holder of ADRs with respect to any of the Shares represented by the ADSs evidenced by such holder’s receipts on or before the date established by the Depositary for such purpose, the Depositary shall vote the Shares represented by such ADSs in proportion to the votes cast by holders of all Shares, including Shares evidenced by ADRs as to which valid instructions from the holders thereof shall have been given to the Depositary.

Pursuant to the articles of association of the Company, a proxy will be effective only if the Company receives it at least 48 hours prior to the time of the Meeting, or such shorter period as may be determined by the board of directors.

RECORD DATE; OUTSTANDING VOTING SECURITIES; VOTING RIGHTS

Only shareholders of record at the close of business on May 24, 2010 will be entitled to notice of and to vote at the Meeting and any adjournments or postponements thereof. On May 10, 2010, the Company had 62,535,687 Shares issued and outstanding, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more persons, each being a shareholder, a proxy for a shareholder or a representative of a corporation, holding together Shares conferring in the aggregate at least 25% of the voting power of the Company, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting.

SECURITY OWNERSHIP BY CERTAIN BENEFICIAL OWNERS

The following table sets forth, as of the dates specified below, the number of Shares owned beneficially by all persons that notified the Company that they own beneficially more than 5% of the Company’s Shares.

Name	Number of Shares	Percent of Shares Beneficially Owned (1)
Migdal Insurance and Financial Holdings Ltd.	3,338,606(2)	5.3%

The Phoenix Holding Ltd. and Excellence Investments Ltd.(3)	2,239,124 (4)	5.2%

Psagot Investment House Ltd.	3,529,680 (5)	5.6%
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(1)           Based upon 62,535,687Shares issued and outstanding on May 10, 2010.

(2)
Of which: (i) 3,076,633 Shares are held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by subsidiaries of Migdal Insurance and Financing Holdings Ltd., according to the following segmentation: 1,802,504 Shares are held by profit participating life assurance accounts; 1,062,016 Shares are held by provident funds and companies that manage provident funds and 210,458 Shares are held by companies for the management of funds for joint investments in trusteeship, each of which subsidiaries operates under independent management and makes independent voting and investment decisions, and (ii) 212,113 are beneficially held for Migdal Insurance and Financing Holdings Ltd. own account (Nostro account). This information is based upon a Form 13G as of December 31, 2009, filed by Migdal Insurance and Financing Holdings Ltd. with the SEC on February 16, 2010.

(3)
Based upon information provided to us by The Phoenix Holding Ltd. ("Phoenix") and Excellence Investments Ltd. ("Excellence") on May 5, 2010. Based on public information, we believe that Phoenix and Excellence are controlled by the Delek Group and Mr. Yitzhak Tshuva.

(4)
Of which: (i) 3,471,196 Shares are held for members of the public through, among others, provident funds, pension funds and mutual funds, which are managed by subsidiaries of Excellence or Phoenix, according to the following segmentation: 765,329 Shares are held by provident funds and pension funds of Excellence; 262,601 Shares are held by mutual funds of Excellence; 1,247,058 Shares are held by other investment vehicles of Excellence; 139,566 Shares are held by provident funds and pension funds of Phoenix; and 799,170 Shares are held by profit participating life assurance accounts of Phoenix, and (ii) 25,400 are beneficially held for Phoenix's own account (Nostro account). This information is based upon information provided to us by Phoenix and Excellence.

(5)
These securities are held for members of the public through, among others, portfolio accounts, provident funds and mutual funds, which are managed by subsidiaries of Psagot Investment House Ltd., according to the following segmentation: 138,810 Shares are held by Psagot Mutual Funds Ltd., 1,862,670 Shares are held by Psagot Provident Funds Ltd., 506,236 Shares are held by Psagot Exchange Traded Notes Ltd., and 1,021,964 Shares are held by Psagot Securities Ltd. This information is based upon a Form 13G as of December 31, 2009, filed by Psagot Investment House Ltd. with the SEC on March 28, 2010. Ron Gutler, our Chaiman of the Board, serves as a director of Psagot Securities Ltd. and Psagot Investment House Ltd. but disclaims beneficial ownership of the Shares held by these entities.

ITEM 1

ELECTION OF DIRECTORS (EXCLUDING “OUTSIDE DIRECTORS”)

Under the Company’s articles of association, the board of directors is to consist of not less than three and not more than thirteen directors, unless otherwise determined by resolution of the Company’s shareholders. Directors of the Company, other than outside directors, are elected at each annual general meeting of shareholders. At the Meeting, shareholders will be asked to elect six (6) members to the board of directors, aside from the two outside directors of the Company. The Company’s two outside directors were elected at the 2007 annual general meeting of shareholders for a period of three years, as required under the Israeli Companies Law and will be elected under a separate resolution.

The Company’s nominations committee and board of directors have proposed the following six (6) nominees as the slate of directors to be elected at the Meeting to serve as directors of the Company until the next annual general meeting of the shareholders, or until termination of office according to the Company’s articles of association and applicable law: Mr. Ron Gutler, Mr. Joseph Atsmon, Mr. Rimon Ben-Shaoul, Mr. Yoseph Dauber, Mr. John Hughes and Mr. David Kostman.

 The following information is supplied with respect to each director nominated and recommended to be elected by the board of directors of the Company and is based upon the records of the Company and information furnished to it by the nominees.  All of the nominees qualify as “independent directors,” as defined by the NASDAQ listing rules.

    Ron Gutler has served as a director of NICE since May 2001 and Chairman of the Board since May 2002. Mr. Gutler is currently the Chairman of G.J.E. 121 Promoting Investment Ltd., a real estate investment company, a member of the Advisory Board of Poalim Real Estate (part of Poalim Capital Market Group) and a director of Psagot Securities Ltd., Psagot Investment House Ltd., Eshel Shekel Bonds Ltd. and Hapoalim Securities USA Inc. Between 2000 and 2002, he managed the Blue Border Horizon Fund, a global macro fund. Mr. Gutler is a former Managing Director and a Partner of Bankers Trust Company (currently part of Deutsche Bank). Between 1987 and 1999, he held various positions with Bankers Trust, where Mr. Gutler headed its trading and sales activities in Asia, South America and Emerging Europe. He also established and headed the Israeli office of Bankers Trust. Mr. Gutler holds a Bachelor’s degree in Economics and International Relations and a Master’s degree in Business Administration, both from the Hebrew University in Jerusalem.

    Joseph Atsmon has served as a director of NICE since September 2001 and Vice-Chairman of the Board since May 2002. Mr. Atsmon currently serves as a director of Ceragon Networks Ltd. and Radvision Ltd. From 1995 until 2000, Mr. Atsmon served as Chief Executive Officer of Teledata Communications Ltd., a public company acquired by ADC Telecommunications Inc. in 1998. Mr. Atsmon had a twenty-year career with Tadiran Ltd. In his last role at Tadiran Ltd., Mr. Atsmon served as Corporate VP for business development. Prior to that, he served as President of various military communications divisions. Mr. Atsmon holds a Bachelor’s degree in Electrical Engineering from the Technion – Israel Institute of Technology.

Rimon Ben-Shaoul has served as a director of NICE since September 2001. Since 2001, Mr. Ben-Shaoul has served as Co-Chairman, President, and CEO of Koonras Technologies Ltd., a technology investment company controlled by S.P.G. Ltd., a large Israeli holding company. Mr. Ben-Shaoul also served as a director of BVR Systems Ltd. and several private companies. In addition, he is the President and CEO of Polar Communications Ltd., which manages media and communications investments. Between 1997 and 2001, Mr. Ben-Shaoul was the President and CEO of Clal Industries and Investments Ltd., one of the largest holding companies in Israel with substantial holdings in the high tech industry. During that time, Mr. Ben-Shaoul also served as Chairman of the Board of Directors of Clal Electronics Industries Ltd., Scitex Corporation Ltd., and various other companies within the Clal Group. Mr. Ben-Shaoul also served as a director of ECI Telecom Ltd., Fundtech Ltd., Creo Products, Inc. and Nova Measuring Instruments Ltd. From 1985 to 1997, Mr. Ben-Shaoul was President and CEO of Clal Insurance Company Ltd. and a director of the company and its various subsidiaries. Mr. Ben-Shaoul holds a Bachelor’s degree in Economics and Statistics and a Master’s degree in Business Administration, both from Tel-Aviv University.

Yoseph Dauber has served as a director of NICE since April 2002. Mr. Dauber has served in various senior positions at Bank Hapoalim since 1973. Until June 2002, Mr. Dauber was Deputy Chairman of the Board of Management and Joint Managing Director of Bank Hapoalim and was responsible for the commercial division of the bank. From 1994 to June 2002, Mr. Dauber served as Chairman of the Isracard Group. From 1995 to July 2002, Mr. Dauber also served as Chairman of Poalim American Express.  From 2002 to 2003, he served as Chairman of the Israel Maritime Bank Ltd. and from 2003 to 2008 he served as a director of Bank Hapoalim. Mr. Dauber currently serves as a director of Vocaltec Communications Ltd., Micromedic Ltd., Orbit Alchut Technologies Ltd., Delek Group Ltd. and Chairman of KCPS Manof Fund. Mr. Dauber holds a Bachelor’s degree in Economics and Statistics from the Hebrew University in Jerusalem and a Master’s degree in Law from Bar Ilan University.

John Hughes has served as a director of NICE since November 2002. Mr. Hughes is currently the Non-Executive Chairman of Spectris plc, Telecity Group plc and Intec Telecom Systems plc, as well as Non-Executive Deputy Chairman of Parity Group plc and Non-Executive Director of Chloride Group plc. From December 2000 to July 2004, he held senior executive positions at Thales Group, most recently as Executive Vice President and CEO of all civil activities for the Group. From 1997 to 2000, he held various positions with Lucent Technologies, including President of its GSM/UMTS division. From 1991 to 1997, Mr. Hughes served as Director of Convex Global Field Operations within the Hewlett Packard Company. Prior to that, Mr. Hughes held various positions with UK and US companies. Mr. Hughes holds a Bachelor of Science degree in Electrical and Electronic Engineering from the University of Hertfordshire.

David Kostman has served as a director of NICE since 2001, with the exception of a short period between June 2007 and July 2008. Mr. Kostman is currently Chairman and CEO of Nanoosh LLC, a restaurant operating company, and serves on the board of directors of Retalix Ltd. and The Selling Source, LLC. From 2006 until 2008, Mr. Kostman was a Managing Director in the investment banking division of Lehman Brothers, heading the Global Internet Group. From April 2003 until July 2006, Mr. Kostman was Chief Operating Officer and then Chief Executive Officer of Delta Galil USA, a subsidiary of Delta Galil Industries Ltd., a NASDAQ-listed apparel manufacturer. From 2000 until 2002, Mr. Kostman was President of the International Division and Chief Operating Officer of VerticalNet, Inc., a NASDAQ-listed internet and software company. Mr. Kostman holds a Bachelor’s degree in Law from Tel Aviv University and a Master’s degree in Business Administration from INSEAD.

The affirmative vote of the holders of a majority of the Shares present, in person or by proxy, and voting on the matter is required for the approval of this matter.

It is proposed that at the Meeting the following resolutions be adopted:

1.A.	“RESOLVED, that Mr. Ron Gutler be elected to serve as a member of the board of directors of the Company until the next annual general meeting of the Company, effective immediately.”

1.B.	“RESOLVED, that Mr. Joseph Atsmon be elected to serve as a member of the board of directors of the Company until the next annual general meeting of the Company, effective immediately.”

1.C.	“RESOLVED, that Mr. Rimon Ben-Shaoul be elected to serve as a member of the board of directors of the Company until the next annual general meeting of the Company, effective immediately.”

1.D.	“RESOLVED, that Mr. Yoseph Dauber be elected to serve as a member of the board of directors of the Company until the next annual general meeting of the Company, effective immediately.”

1.E.	“RESOLVED, that Mr. John Hughes be elected to serve as a member of the board of directors of the Company until the next annual general meeting of the Company, effective immediately.”

1.F.	“RESOLVED, that Mr. David Kostman be elected to serve as a member of the board of directors of the Company until the next annual general meeting of the Company, effective immediately.”

The Board of Directors recommends a vote FOR the approval of the proposed resolutions.

ITEM 2

ELECTION OF OUTSIDE DIRECTORS

Companies incorporated under the laws of Israel whose shares have been offered to the public, such as the Company, are required by the Companies Law to appoint at least two outside directors. To qualify as an outside director, an individual may not have, and may not have had at any time during the previous two years, any affiliations with the Company or its “affiliates”, as such terms are defined in the Companies Law.  In addition, no individual may serve as an outside director if the individual’s position or other activities create or may create a conflict of interest with his or her role as an outside director.  For a period of two years from termination of service of an outside director, the Company may not appoint such former outside director as a director or employee of the Company or receive professional services from such former outside director for compensation.

Pursuant to the Companies Law, the outside directors are required to be elected by the shareholders, for up to two three-year terms. Pursuant to a regulation promulgated under the Companies Law, a company listed on the NASDAQ Stock Market may elect as an outside director, for additional terms of up to three years each, a person who has completed two terms of service as an outside director, if the company’s internal audit committee and board of directors have resolved that, in light of the person’s expertise and special contribution to the function of the board of directors and its committees, his or her continued service as an outside director is in the best interests of the company. All of the outside directors of a company must be members of its internal audit committee and each other committee of a company’s board of directors that is authorized to exercise powers of the Board must include at least one outside director.

Dan Falk and Yocheved Dvir were elected for a three year term by the shareholders of the Company at the Annual General Meeting that took place on December 19, 2007, effective as of January 1, 2008. Mr. Falk is currently serving a third term as outside director and Ms. Dvir is currently serving a first term as outside director.

Our nominating committee resolved on May 9, 2010, and our internal audit committee and board of directors resolved on May 10, 2010, to recommend that our shareholders elect Dan Falk and Yochi Dvir as outside directors for an additional term of three years. If approved by the shareholders, this would be Mr. Falk’s fourth-year term, in reliance on the regulation described above. The reasons underlying this resolution include Mr. Falk’s vast business experience and financial expertise, which is summarized below, and his knowledge of the Company, its markets and related fields of operations. The internal audit committee and board of directors believe that Mr. Falk’s continued service as an outside director is in the best interests of the Company.

As stated above, Mr. Falk’s and Ms. Dvir’s current three year term will end on December 31, 2010. The nominating committee, internal audit committee and board of directors resolved to recommend that pursuant to the Companies Law and the Company’s Articles of Association, Mr. Falk’s and Ms. Dvir’s election will become effective on January 1, 2011.

 Brief biographies of the nominees are set forth below:

Dan Falk has served as one of NICE’s statutory outside directors since 2001. From 1999 to 2000, Mr. Falk was President and Chief Operating Officer of Sapiens International Corporation N.V.  From 1985 to 1999, Mr. Falk served in various positions in Orbotech Ltd., the last of which were Chief Financial Officer and Executive Vice President. From 1973 to 1985, he served in several executive positions in the Israel Discount Bank. Mr. Falk also serves as Chairman of Orad Hi-Tech Systems Ltd. and Chromagen Ltd., and serves on the board of directors of Orbotech Ltd., Ormat Technologies Inc., Jacada Ltd., Attunity Ltd., Nova Measuring Systems Ltd., AVT Ltd., Amiad Filteration Systems Ltd., Plastopil Ltd. and Oridion Medical Ltd. Mr. Falk holds a Bachelor’s degree in Economics and Political Science and a Master’s degree in Business Administration, both from the Hebrew University, Jerusalem.

Yocheved Dvir has served as one of NICE’s statutory outside directors since January 2008. Since 2000, Ms. Dvir has served as a strategic advisor in business development affairs to multiple companies and initiatives that were being founded. Until recently, she served on the boards of Trendline Business Information & Communications Ltd., Menorah Insurance Company Ltd., Israel Corporation Ltd., ECI Telecom Ltd., Strauss Industries Ltd., Phoenix Holding and Phoenix Insurance Co.  Between 1990 and 2000, Ms. Dvir served as a Senior Vice President of the Migdal Group. Ms. Dvir joined the Migdal Group in 1981 and, until late 2000, held a number of senior financial and managerial positions, including Head of the Group’s Economics Department (1986-1988), Head of the Group’s Corporate Office (1989-1992), Head of the Group’s General Insurance Division and Corporate Office (1993-1997), Group CFO (1997-1999), Head of the Group’s Strategic Development Division and Marketing Array and Risk Manager (2000). Ms. Dvir holds a Bachelor’s degree in Economics and Statistics from the University of Haifa and a full second degree study in Statistics from the Hebrew University of Jerusalem.

The shareholders of the Company have previously approved at the 2007 and 2008 Annual General Meetings that the compensation of the Company's outside directors, who may serve from time to time, will be equal to the compensation granted to the other members of the board of directors (excluding those that perform special functions, such as the Chairman of the Board) from time to time. See Item 3 below for details regarding the compensation of the Company's directors, including outside directors.

The election of the outside directors requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter.

It is proposed that at the Meeting the following resolution be adopted:

2.A.	RESOLVED, that Dan Falk be elected to a three-year term as outside director of the Company, effective as of January 1, 2011.”

2.B.	“RESOLVED, that Yocheved Dvir be elected to a three-year term as outside director of the Company, effective as of January 1, 2011.”

The Board of Directors recommends that the shareholders vote FOR approval of the proposed resolutions.

ITEM 3

APPROVAL OF GRANTS OF OPTIONS TO THE INDEPENDENT DIRECTORS

The last resolution to grant options to purchase Shares of the Company to the members of the board of directors of the Company was approved in December 2006 (and in December 2007 with respect to the outside directors), which determined an annual grant of options to purchase 5,000 Shares of the Company to each of the directors and an annual grant of options to purchase 15,000 Shares to the Chairman during the next four years, on the date of the annual general meeting of the shareholders of the Company, until and including this Meeting. These options fully vest following the lapse of twelve (12) months from the applicable date of grant and expire on the sixth anniversary of the applicable date of grant. As of April 30, 2010, a total of 5,741,279 options, restricted share units and restricted share awards were outstanding under the Company’s share based compensation plans, which constitutes approximately 9.2% of the issued and outstanding share capital of the Company as of such date.

As an incentive for their activities and efforts as directors on behalf of the Company, and based on a comparison to equity based compensation granted to directors of other companies in the industry, the internal audit committee, the compensation committee and the board of directors have approved and resolved to recommend that our shareholders approve the annual grant of options to purchase Shares of the Company to each of the directors (including outside directors), who may serve from time to time, as follows: (i) the annual grant of options to purchase 7,500 Shares of the Company to each director, except the Vice Chairman and Chairman of the board of directors, (ii) the annual grant of options to purchase 15,000 Shares of the Company to the Vice Chairman, and (iii) the annual grant of options to purchase 22,500 Shares of the Company to the Chairman. Such number of options would be granted to each of the directors, Vice Chairman and Chairman, respectively, on the date of each annual general meeting of the shareholders of the Company during the next four years, commencing on the date of the Meeting and, thereafter, annually on the date of the annual general meeting of the shareholders of the Company (i.e., until and including the 2013 annual general meeting). This new grant, if approved, will replace the previously approved 2010 annual grant of 5,000 options to the directors (including the Vice Chairman) and 15,000 options to the Chairman. These options will fully vest following the lapse of twelve (12) months from the applicable date of grant and will expire on the sixth anniversary of the applicable date of grant. These options will be granted under the Company’s 2008 Share Incentive Plan. The exercise price per share of the options will be equal to the closing price per share of one ADR of the Company as quoted on the NASDAQ Stock Market on the date of grant, or if a closing sales price is not quoted on the date of grant, the closing price of one ADR of the Company as quoted on the NASDAQ Stock Market on the first date following the date of grant for which a closing sales price is quoted.

The Company’s revenues have increased from fiscal year 2005 to 2009 by approximately 87%, and the Company has consummated more than 10 acquisitions over the last couple of years. As a result of the increase in the size and scope of the Company’s business, the role of the directors has substantially expanded since 2006 and they are now required to devote much more time and attention to the Company's business. The board of directors believes that this proposal is in the best interests of the Company as it recognizes the increased time, attention and expertise required by each of the directors, and will enable the Company to attract and retain the most qualified directors from time to time.

Each of the Company's directors (including outside directors) is entitled to a cash fee in the amount of NIS 90,000 (currently equivalent to $24,013) per year and NIS 3,250 (currently equivalent to $867) per meeting, pursuant to a resolution of the shareholders approved at the 2008 Annual General Meeting. The Chairman is also entitled to a special annual cash fee as set forth in Item 4 below. The currency translations set forth in this Item 3 and in Item 4 are based on the representative exchange rate published by the Bank of Israel on May 10, 2010. The cash amounts set forth above are subject to adjustment for changes in the Israeli consumer price index after December 2007. There is no proposal to change the directors' cash fees at this time.

The affirmative vote of the holders of a majority of the Shares present, in person or by proxy, and voting on the matter is required for the approval of this matter.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the proposed grants of options to the directors (i.e., 22,500 options to the Chairman, 15,000 options to the Vice Chairman and 7,500 options to each of the other directors), as further set forth in Item 3 of the Proxy Statement, be, and the same hereby is, approved.”

The Board of Directors recommends a vote FOR approval of this proposed resolution.

ITEM 4

APPROVAL OF INCREASE IN CHAIRMAN’S SPECIAL ANNUAL FEE

The Chairman is currently entitled to a special annual cash fee of NIS 180,000 (equivalent to approximately $48,025), in addition to the NIS 90,000 annual fee and NIS 3,250 meeting attendance fee paid to each of the directors described in Item 3 above. The Chairman is also entitled to an annual grant of options described in Item 3 above.

The role of the Chairman at our Company requires the devotion of much more time and attention in light of recent mergers and acquisitions and changes in the Company’s size and scope of business, as further described in Item 3 above. As an incentive for his activities and efforts as Chairman, and based on a comparison to compensation granted to Chairpersons of boards of directors of comparable companies, the internal audit committee, the compensation committee and the board of directors have approved and resolved to recommend that our shareholders approve the increase of the Chairman’s special annual cash fee by NIS 210,000 (currently equivalent to approximately $56,030), to NIS 390,000 (currently equivalent to approximately $104,055). The special annual fee will be subject to adjustment for changes in the Israeli consumer price index after June 2010.

The increase in the special annual fee is intended to compensate the Chairman for such increased effort and contribution. Pursuant to a comprehensive salary survey of top executives performed by an independent third party in September 2009, the Company is of the opinion that the proposed increase in the Chairman’s special annual fee is fair and reasonable given the magnitude of the Company and responsibility of the Chairman. It is proposed that the increased fee be effective as of August 1, 2009, to apply to the period subsequent to the 2009 Annual General Meeting

If the proposed increase in the special annual fee is approved, the total annual cash compensation of the Chairman (excluding meeting attendance fee) will be NIS 480,000, which is NIS 40,000 per month (currently equivalent to approximately $10,672)

Pursuant to the Companies Law, the compensation of directors requires the approval of the internal audit committee, the board of directors and the shareholders, in that order. As aforementioned, the increase in the Chairman's special annual fee described above has been approved by the internal audit committee, the compensation committee and the board of directors.

The affirmative vote of the holders of a majority of the Shares present, in person or by proxy, and voting on the matter is required for the approval of this matter.

It is proposed that at the Meeting the following resolution be adopted:

"RESOLVED, that the proposed increase of the special annual cash fee of the Chairman of the board of directors to a total amount of NIS 390,000, as set forth in Item 4 of the Proxy Statement, be, and the same hereby is, approved, effective as of August 1, 2009."

The Board of Directors recommends a vote FOR approval of this proposed resolution.

ITEM 5

APPROVAL OF AMENDMENTS TO THE
COMPANY’S ARTICLES OF ASSOCIATION

At the Meeting, the Company will propose two amendments to its articles of association.  If any of the proposed amendments are approved, the Company will restate its articles of association.

A.  Amendment to Establish Guidelines for the Submission of Shareholder Proposals

Section 66(b) of the Companies Law generally allows a holder of 1% of a company's voting rights to submit a proposal for inclusion on the agenda of a general meeting of the company's shareholders to be convened in the future. In addition, Section 66(b) of the Companies Law generally allows a holder of 5% of a company's voting rights to request the company to convene an extraordinary shareholder meeting.   However, the Companies Law does not contain procedural provisions to regulate this process or the information that the proposing shareholder must provide to the company about itself and its proposal.  While SEC Rule 14a-8 contains detailed provisions regulating the process of shareholder proposals, this rule does not apply to the Company or its shareholders because the Company is a "foreign private issuer" under the SEC rules.  The lack of clear guidelines could lead to confusion on the part of qualified shareholders of the Company who wish to exercise their rights and on the part of the Company if it should receive proposals without adequate information and preparation time, as well as on the part of the Company's shareholders when asked to vote on the proposals.

The Company therefore proposes to amend its articles of association to insert procedural guidelines and disclosure items with respect to the submission of shareholder proposals.  The proposed provisions are based generally on the SEC rules governing shareholder proposals, including a recent amendment proposed by the SEC regarding proposals to nominate directors, and call for information that the Company will need in order to comply with its disclosure requirements under the U.S. securities laws and its corporate governance requirements under the Companies Law and the NASDAQ Listing Rules.

The Board of Directors believes that the proposed amendment is in the best interests of the Company and its shareholders in order to ensure that the shareholder proposal process is conducted in an orderly and transparent manner.

The affirmative vote of the holders of a majority of the Shares present, in person or by proxy, and voting on the matter is required for the approval of this matter.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the Company’s articles of association be amended so that Article 17 will be numbered 17(a), Article 18 will be numbered 17(b) and the following will be added as Article 18:

18.       Shareholder Proposals

(a)            A shareholder (including two or more shareholders that are acting in concert, a "Proposing Shareholder") holding one percent or more of the outstanding voting rights in the Company may request, subject to Section 66(b) of the Companies Law, that the Board of Directors include a proposal on the agenda of a General Meeting to be held in the future, provided that the Proposing Shareholder gives timely notice of such request in writing (a "Proposal Request") to the Secretary of the Company and the Proposal Request complies with all the requirements of this Article 18, these Articles and applicable law and stock exchange rules. To be considered timely, a Proposal Request must be delivered, either in person or by certified mail, postage prepaid, and received at the principal executive office of the Company, no less than sixty (60) days prior to the date of the Company's proxy statement in connection with such General Meeting.

(b)            The Proposal Request shall set forth (i) the name, business address, telephone number and fax number or email address of the Proposing Shareholder (or each member of the group constituting the Proposing Shareholder, as the case may be) and, if an entity, the name(s) of the person(s) that controls or manages such entity, (ii) the number of Ordinary Shares held by the Proposing Shareholder, directly or indirectly, and, if any of such Ordinary Shares are held indirectly, an explanation of how they are held and by whom, and, if such Proposing Shareholder is not the holder of record of any such Ordinary Shares, a written statement from the holder of record or authorized bank, broker, depository or other nominee, as the case may be, indicating the number of Ordinary Shares the Proposing Shareholder is entitled to vote as of a date that no more than ten (10) days prior to the date of delivery of the Proposal Request, (iii) any agreements, arrangements, understandings or relationships between the Proposing Shareholder and any other person with respect to any securities of the Company or the subject matter of the Proposal Request, (iv) the Proposing Shareholder's purpose in making the Proposal Request, (v) the complete text in the English language of the resolution that the Proposing Shareholder proposes to be voted upon at the General Meeting and, if the Proposing Shareholder wishes to have a statement in support of the Proposing Shareholder's proposal included in the Company's proxy statement, a copy of such statement, which shall be in the English language and shall not exceed 500 words,  (vi) a statement of whether the Proposing Shareholder has a personal interest in the proposal and, if so, a description in reasonable detail of such personal interest, and (vii) if the proposal of the Proposing Shareholder is to nominate a candidate for election to the Board of Directors, (A) a declaration signed by the nominee and the other information required under Section 224B of the Companies Law, (B) to the extent not otherwise provided in the Request Proposal, the information in respect of the nominee as would be provided in response to the disclosure requirements of Item 6A (directors and senior management), Item 6E (share ownership) and Item 7B (related party transactions) of Form 20-F of the U.S. Securities and Exchange Commission, (C) a representation of whether the nominee meets the objective criteria for an independent director of the Company under the listing rules of the NASDAQ Stock Market (or such other stock exchange on which the Ordinary Shares are then listed) and if not, then an explanation of why not, and (D) a statement signed by the nominee that he consents to be named in the Company's notices and proxy materials relating to the General Meeting and, if elected, to serve on the Board of Directors.  In addition, the Proposing Shareholder shall promptly provide any other information reasonably requested by the Company. The Company shall be entitled to publish information provided by a Proposing Shareholder pursuant to Article 18, and the Proposing Shareholder shall be responsible for the accuracy thereof.  The parenthetical regulation headings contained in this Article 18(b) are for convenience only and shall not be deemed a part hereof or used to limit the scope of disclosure required by this Article 18(b).  References in this Article 18(b) to particular laws, regulations or rules shall be deemed to apply to such amended or successor laws, regulations or rules as shall be in effect from time to time.

(c)           A Proposing Shareholder holding five percent or more of the outstanding voting rights in the Company (or five percent or more of the outstanding share capital and one percent or more of the voting rights in the Company) may request, subject to Section 63(b)(2) of the Companies Law, that the Board of Directors convene a Special General Meeting, provided that the request complies with all the applicable requirements of a "Proposal Request" set forth in Article 18(b), these Articles and applicable law and stock exchange rules."

The relevant provisions of the Companies Law, SEC rules and NASDAQ listing rules that are referenced in the foregoing amendment, excluding the instructions thereto, are set forth in Annex A attached hereto.

B.  Amendment to Allow the Election of More than Two Outside Directors

Companies incorporated under the laws of Israel whose shares have been offered to the public, such as the Company, are required by the Companies Law to appoint at least two outside directors.  For more information about outside directors, see Item 2 above and Item 6, “Directors, Senior Management and Employees—Board Practices— Outside Directors” of the Company's Annual Report on Form 20-F.

When the Companies Law came into effect in February 2000, Section 239 thereof provided that a public company must have "two outside directors".  Accordingly, Article 32 of the Company's articles of association provides:  "Until otherwise determined by resolution of the Company’s shareholders, the Board of Directors shall consist of not less than three (3) nor more than thirteen (13) Directors, including two (2) External  Directors."

In March 2005, Section 239 of the Companies Law was amended to clarify that the appointment of two outside directors is a minimum requirement and a company is permitted to appoint more than two outside directors.

In order to update the Company's articles of association in line with the Companies Law, the Company proposes to amend Article 32 as set forth below.

The affirmative vote of the holders of a majority of the Shares present, in person or by proxy, and voting on the matter is required for the approval of this matter.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that Article Section 32 of the Company’s articles of association be amended by adding the words "at least" immediately before the words "two (2) External  Directors".

The Board of Directors recommends a vote FOR approval of the proposed resolutions.

ITEM 6

APPROVAL OF FORM OF AMENDED INDEMNIFICATION LETTER
IN FAVOR OF THE COMPANY’S DIRECTORS

The Company has provided indemnification letters in favor of the Company’s directors agreeing to indemnify them to the fullest extent permitted by law.  After an internal review of the terms of such indemnification letters, the Company’s internal audit committee and board of directors have approved a modified form of such indemnification letter to ensure that the Company’s directors are afforded protection to the fullest extent permitted by law.

The Companies Law does not allow indemnification under any of the following circumstances: (1) a breach of the officer or director’s duty of loyalty, unless the director or officer acted in good faith and with reasonable grounds to assume that such action would not prejudice the benefit of the Company; (2) a reckless or intentional violation of the director or officer’s duty of care; (3) an action intended to reap a personal gain illegally; and (4) a fine or ransom levied on a director or officer.

The proposed form of amended indemnification letter in favor of directors requires the approval of the Company’s internal audit committee, board of directors and shareholders. The form of amended indemnification letter, as described above, has been approved by the internal audit committee and the board of directors. The Company’s internal audit committee and board of directors believe that approval of the form of amended indemnification letter is in the best interests of the Company as it will enable the Company to attract and retain the most qualified directors from time to time. The affirmative vote of the holders of a majority of the Shares present, in person or by proxy, and voting on the matter is required for the approval of this matter.

The proposed form of amended indemnification letter is attached hereto as Annex B.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the Company’s amended form of amended indemnification letter, attached hereto as Annex B, in favor of its directors who may serve from time to time, be approved.”

The Board of Directors recommends a vote FOR approval of this proposed resolution.

ITEM 7

REAPPOINTMENT OF INDEPENDENT AUDITORS

At the Meeting, the shareholders will be asked to approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent auditors until the next annual general meeting of the Company. The reappointment has been recommended by the Company’s audit committee and board of directors. Kost Forer Gabay & Kasierer, CPA, has no relationship with the Company or with any affiliate of the Company, except as auditors, and, to a certain extent, as tax consultants. The shareholders will also be asked to authorize the board of directors to fix the compensation of the auditors in accordance with the amount and nature of their services, or to delegate such power to the Company’s audit committee, as contemplated by the Sarbanes-Oxley Act of 2002.

The affirmative vote of the holders of a majority of the Shares present, in person or by proxy, and voting on the matter is required for the approval of this matter.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that Kost Forer Gabay & Kasierer, CPA, a member of Ernst & Young Global, be reappointed as the independent auditors of the Company until the next annual general meeting of the Company, and that the board of directors of the Company be authorized to fix their compensation in accordance with the amount and nature of their services, or to delegate such power to the audit committee of the Company.”

The Board of Directors recommends a vote FOR approval of this proposed resolution.

ITEM 8

CONSIDERATION OF THE ANNUAL FINANCIAL STATEMENTS

The Company’s audited financial statements for the year ended December 31, 2009 are included in the Company’s Annual Report on Form 20-F, which was filed with the Securities and Exchange Commission (SEC) on March 31, 2010. The Annual Report is also available on the Company’s website at www.nice.com. You may read and copy this report without charge at the SEC's public reference room at 100 F Street, N.W., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates.  Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.  The Company’s SEC reports are also available to the public at the SEC's website at http://www.sec.gov. These reports are not a part of this Proxy Statement. The Company will hold a discussion with respect to the financial statements at the Meeting.

This item will not involve a vote of the shareholders.

By Order of the Board of Directors,

Yechiam Cohen
Corporate Secretary

Date: May 17, 2010

Annex A

Relevant Legal Provisions
Referenced in Proposed Article 18 of
the Company's Articles of Association

ISRAELI COMPANIES LAW

Section 224B - Declaration of a Nominee for Director

a) A public company may not call a general meeting that has on the agenda the appointment of a director, nor may a public company appoint a director, until such nominee declares that he has the requisite skills and the ability to devote the appropriate time to fulfill his duty as a director of the company, and sets forth such skills, and that the limitations listed in Section 226 and 227 do not apply to him… (in this Section, the "Declaration").

b) The Declaration will be brought before the one who makes the appointment; and the provisions of Section 241(b) and 241(c) shall apply to it.

Section 226 - Restriction on Appointment Because of Conviction

a)
In a public company a person shall not be appointed director, if he was convicted by a final judgment of one of the offenses specified below, unless five years have passed since the judgment that convicted him was handed down:

1.	Offenses under sections 290 to 297, 392, 415, 418 to 420, and 422 to 428 of the Penal Law, 5737-1977, and under sections 52C, 52D, 53(a) and 54 of the Securities Law;

2.	A conviction in a court outside Israel for an offense of bribery, deceit, offenses of managers in a company or use of inside information;

3.	A conviction for any other offense if the court decided – because of its character, severity or circumstances – that he is not fit to serve as director of a public company.

b)
At the time of the conviction or thereafter the court may prescribe – on application by a person who wishes to be appointed director – that in spite of his conviction as set forth in subsections (a)(1) and (a)(2) and paying special attention to the circumstances under which the offense was committed, it does not prevent him from serving as director of a public company.

c)	The Minister [of Justice] may delegate offenses in addition to those prescribed in subsection (a)(1).

Section 227 - Restriction on Appointment

a)
A minor [under age 18] or a person who has been declared by a court to be legally incompetent or bankrupt shall not be appointed director, as long as he has not been discharged, and also not a company that resolved on voluntary liquidation or against which a liquidation order was issued.

b)	If what is said in subsection (a) holds true for a nominee for director, he shall disclose that to the one who makes the appointment.

FORM 20-F OF THE U.S. SECURITIES AND EXCHANGE COMMISSION

Item 6. Directors, Senior Management and Employees.

The purpose of this standard is to provide information concerning the company’s directors and managers that will allow investors to assess such individuals’ experience, qualifications and levels of compensation, as well as their relationship with the company.

A. Directors and Senior Management. The following information shall be disclosed with respect to the company’s directors and senior management, and any employees such as scientists or designers upon whose work the company is dependent:

1. Name, business experience, functions and areas of experience in the company.

2. Principal business activities performed outside the issuing company (including, in the case of directors, other principal directorships).

3. Date of birth or age (if required to be reported in the home country or otherwise publicly disclosed by the company).

4. The nature of any family relationship between any of the persons named above.

5. Any arrangement or understanding with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management.

E. Share Ownership.

1. With respect to the persons listed in subsection 6.B, above, provide information as to their share ownership in the company as of the most recent practicable date (including disclosure on an individual basis of the number of shares and percent of shares outstanding of that class, and whether they have different voting rights) held by the persons listed and options granted to them on the company’s shares. Information regarding options shall include: the title and amount of securities called for by the options; the exercise price; the purchase price, if any; and the expiration date of the options.

Item 7. Major Shareholders and Related Party Transactions.

The standard also provides information regarding transactions the company has entered into with persons affiliated with the company and whether the terms of such transactions are fair to the company. These standards may require disclosure of related party transactions not required to be disclosed under the body of accounting principles used in preparing the financial statements.

B. Related Party Transactions. Provide the information required below for the period since the beginning of the company’s preceding three financial years up to the date of the document, with respect to transactions or loans between the company and … (d) key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of the company, including directors and senior management of companies and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence. This includes enterprises owned by directors or major shareholders of the company and enterprises that have a member of key management in common with the company. Close members of an individual’s family are those that may be expected to influence, or be influenced by, that person in their dealings with the company. Significant influence over an enterprise is the power to participate in the financial and operating policy decisions of the enterprise but is less than control over those policies. Shareholders beneficially owning a 10% interest in the voting power of the company are presumed to have a significant influence on the company.

1. The nature and extent of any transactions or presently proposed transactions which are material to the company or the related party, or any transactions that are unusual in their nature or conditions, involving goods, services, or tangible or intangible assets, to which the company or any of its parent or subsidiaries was a party.

2. The amount of outstanding loans (including guarantees of any kind) made by the company, its parent or any of its subsidiaries to or for the benefit of any of the persons listed above. The information given should include the largest amount outstanding during the period covered, the amount outstanding as of the latest practicable date, the nature of the loan and the transaction in which it was incurred, and the interest rate on the loan. In addition, if the company, its parent or any of its subsidiaries is a foreign bank (as defined in 17 CFR 240.13k-1) that has made a loan to which Instruction 2 of this Item does not apply, identify the director, senior management member, or other related party required to be described by this Item who received the loan, and describe the nature of the loan recipient’s relationship to the foreign bank.

THE NASDAQ LISTING RULES

Rule 5605 (a)(2) - Definition of Independent Director

“Independent Director” means a person other than an Executive Officer or employee of the Company…. For purposes of this rule, “Family Member” means a person’s spouse, parents, children and siblings, whether by blood, marriage or adoption, or anyone residing in such person’s home. The following persons shall not be considered independent:

(A) a director who is, or at any time during the past three years was, employed by the Company;

(B) a director who accepted or who has a Family Member who accepted any compensation from the Company in excess of $120,000 during any period of twelve consecutive months within the three years preceding the determination of independence, other than the following:

(i) compensation for board or board committee service;

(ii) compensation paid to a Family Member who is an employee (other than an Executive Officer) of the Company; or

(iii) benefits under a tax-qualified retirement plan, or non-discretionary compensation.

Provided, however, that in addition to the requirements contained in this paragraph (B), audit committee members are also subject to additional, more stringent requirements under Rule 5605(c)(2).

(C) a director who is a Family Member of an individual who is, or at any time during the past three years was, employed by the company as an Executive Officer;

(D) a director who is, or has a Family Member who is, a partner in, or a controlling Shareholder or an Executive Officer of, any organization to which the Company made, or from which the Company received, payments for property or services in the current or any of the past three fiscal years that exceed 5% of the recipient’s consolidated gross revenues for that year, or $200,000, whichever is more, other than the following:

(i) payments arising solely from investments in the Company’s securities; or

(ii) payments under non-discretionary charitable contribution matching programs.

(E) a director of the Company who is, or has a Family Member who is, employed as an Executive Officer of another entity where at any time during the past three years any of the Executive Officers of the Company serve on the compensation committee of such other entity; or

(F) a director who is, or has a Family Member who is, a current partner of the Company’s outside auditor, or was a partner or employee of the Company’s outside auditor who worked on the Company’s audit at any time during any of the past three years.

(G) in the case of an investment company, in lieu of paragraphs (A)–(F), a director who is an “interested person” of the Company as defined in Section 2(a)(19) of the Investment Company Act of 1940, other than in his or her capacity as a member of the board of directors or any board committee.

Annex B

[Date]
To: [Name]

Subject: Indemnification

In consideration of your continuing to serve Nice-Systems Ltd. (the “Company”), the Company hereby agrees as follows:

1.	The Company hereby undertakes to indemnify you to the maximum extent permitted by applicable law and the Company’s articles in respect of the following:

1.1
any financial obligation imposed on, or incurred by, you in favor of another person by a court judgment, including a settlement or an arbitrator’s award approved by court, in respect of any act or omission (“Action”) taken or made by you in your capacity as a director, officer and/or employee of the Company;

1.2
all reasonable litigation expenses, including attorney’s fees, expended by you as a result of an investigation or proceeding instituted against you by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against you and either (A) concluded without the imposition of any financial liability in lieu of criminal proceedings or (B) concluded with the imposition of a financial liability in lieu of criminal proceedings but relates to a criminal offense that does not require proof of criminal intent; and

1.3
all reasonable litigation expenses, including attorneys’ fees, expended by you or charged to you by a court, in a proceeding instituted against you by the Company or on its behalf or by another person, or in any criminal proceedings in which you are acquitted, or in any criminal proceedings regarding a crime which does not require proof of criminal intent in which you are convicted, all in respect of actions taken by you in your capacity as a director, officer and/or employee of the Company.

The above indemnification will also apply to any Action taken by you in your capacity as a director, officer and/or employee of any other company controlled, directly or indirectly, by the Company (a “Subsidiary”) or in your capacity as a director, or observer at board of directors’ meetings, of a company not controlled by the Company but where your appointment as a director or observer results directly from the Company’s holdings in such company (an “Affiliate”).

2.	The Company will not indemnify you for any amount you may be obligated to pay in respect of:

2.1
a breach of your duty of loyalty, except, to the extent permitted by law, for a breach of a duty of loyalty to the Company, a Subsidiary or an Affiliate while acting in good faith and having reasonable cause to assume that such act would not prejudice the interests of the Company;

2.2	a willful breach of the duty of care or reckless disregard for the circumstances or to the consequences of a breach of the duty of care (other than if solely done in negligence);

2.3	an action taken or not taken with the intent of unlawfully realizing personal gain; and

2.4	a fine or penalty imposed upon you for an offense.

3.
The Company will make available all amounts needed in accordance with paragraph 1 above on the date on which such amounts are first payable by you (“Time of Indebtedness”) and with respect to items referred to in paragraphs 1.2 and 1.3 above, even prior to conclusion of the investigation or a court decision, as applicable.

Advances will be repaid by you to the Company if it is determined that you are not lawfully entitled to such indemnification.

As part of the aforementioned undertaking, the Company will make available to you any security or guarantee that you may be required to post in accordance with an interim decision given by a court or an arbitrator, including for the purpose of substituting liens imposed on your assets.

4.
The Company will indemnify you even if at the relevant Time of Indebtedness you are no longer a director, officer or employee of the Company or of a Subsidiary or a director or board observer of an Affiliate, provided that the obligations are in respect of actions taken by you while you were a director, officer, employee and/or board observer, as aforesaid, and in such capacity, including if taken prior to the above resolutions.

5.	The indemnification set forth above under paragraph 1.1 will apply only to Actions in the following matters or in connection or ancillary therewith:

5.1
The offering of securities by the Company and/or by a shareholder to the public and/or to private investors or the offer by the Company to purchase securities from the public and/or from private investors or other holders pursuant to a prospectus, agreements, notices, reports, tenders and/or other proceedings whether in Israel or abroad;

5.2
Occurrences resulting from the Company’s status as a public company and/or from the fact that the Company’s securities were offered to the public and/or are traded on a stock exchange, whether in Israel or abroad;

5.3
Occurrences in connection with investments of the Company and/or Subsidiaries and/or Affiliates made in other corporations whether before and/or after the investment is made, entering into the transaction, the execution, development and monitoring thereof, including actions taken by you in the name of the Company and/or a Subsidiary and/or an Affiliate as a director, officer, employee and/or board observer of the corporation the subject of the transaction and the like;

5.4	The sale, purchase and holding of negotiable securities or other investments for or in the name of the Company, a Subsidiary and/or an Affiliate;

5.5	Actions in connection with the merger of the Company, a Subsidiary and/or an Affiliate with or into another entity;

5.6	Actions in connection with the sale of the operations and/or business, or part thereof, of the Company, a Subsidiary and/or an Affiliate;

5.7	Without derogating from the generality of the above, actions in connection with the purchase or sale of companies, legal entities or assets, and the division or consolidation thereof;

5.8
Actions taken in connection with labor relations and/or employment matters in the Company, Subsidiaries and/or Affiliates and trade relations of the Company, Subsidiaries and/or Affiliates, including with employees, independent contractors, customers, suppliers and various service providers;

5.9	Actions in connection with the testing of products developed by the Company, Subsidiaries and/or Affiliates or in connection with the distribution, sale, license or use of such products;

5.10
Actions taken in connection with the intellectual property of the Company, Subsidiaries and/or Affiliates, and its protection, including the registration or assertion of rights to intellectual property and the defense of claims related to intellectual property;

5.11	Actions taken pursuant to or in accordance with the policies and procedures of the Company, Subsidiaries and/or Affiliates, whether such policies and procedures are published or not.

6.
The total amount of indemnification that the Company undertakes towards all persons whom it has resolved to indemnify for the matters and in the circumstances described herein, shall not exceed, in the aggregate, an amount equal twenty five percent (25%) of the shareholders’ equity at the time of the indemnification.

7.
The Company will not indemnify you for any liability with respect to which you have received payment by virtue of an insurance policy or another indemnification agreement other than for amounts which are in excess of the amounts actually paid to you pursuant to any such insurance policy or other indemnity agreement (including deductible amounts not covered by insurance policies), within the limits set forth in paragraph 6 above.

8.
Subject to the provisions of paragraphs 6 and 7 above, the indemnification hereunder will, in each case, cover all sums of money (100%) that you will be obligated to pay, in those circumstances for which indemnification is permitted under applicable law.

9.
The Company will be entitled to reimbursement of amounts collected from a third party in connection with liabilities indemnified hereunder, such reimbursement shall not exceed the amount the Company has paid to you under paragraph 3 hereto.

10.	In all indemnifiable circumstances, indemnification will be subject to the following:

10.1
You shall promptly notify the Company of any legal proceedings initiated or threatened against you without delay following your first becoming aware thereof, and that you deliver to the Company, or to such person as it shall advise you, without delay all documents you receive in connection with these proceedings that are requested by the Company or its agent; provided, that failure by you to so promptly notify the Company of any legal proceeding or deliver to the Company all documents shall not relieve the Company of its indemnification obligation hereunder except to the extent that such failure results in a lack of actual notice to the Company and the Company is materially prejudiced as a result of such failure to give notice or deliver documents.

10.2
Except as set forth in paragraph 10.6, the Company shall be entitled to undertake the conduct of your defense in respect of such legal proceedings and/or to hand over the conduct thereof to any attorney which the Company may choose for that purpose, except to an attorney who is not, upon reasonable grounds, acceptable to you.

The Company and/or the attorney as aforesaid shall be entitled, within the context of the conduct as aforesaid, to conclude such proceedings, all as it shall see fit, including by way of settlement.

At the request of the Company, you shall execute all documents required to enable the Company and/or its attorney as aforesaid to conduct your defense in your name, and to represent you in all matters connected therewith, in accordance with the aforesaid.

For the avoidance of doubt, in the case of criminal proceedings the Company and/or the attorneys as aforesaid will not have the right to plead guilty in your name or to agree to a plea-bargain in your name without your consent. Furthermore, in a civil proceeding (whether before a court or as a part of a settlement arrangement), the Company and/or its attorneys will not have the right to admit to any occurrences that are not indemnifiable pursuant  to this Letter of Indemnification and/or pursuant to law, without your consent. However, the aforesaid will not prevent the Company and/or its attorneys as aforesaid, with the approval of the Company, to come to a financial arrangement with a plaintiff in a civil proceeding without your consent so long as such arrangement will not be an admission of an occurrence not indemnifiable pursuant to this Letter of Indemnification and/or pursuant to applicable law.

10.3
You will fully cooperate with the Company and/or any attorney as aforesaid in every reasonable way as may be required of you within the context of their conduct of such legal proceedings, including but not limited to the execution of power(s) of attorney and other documents, provided that the Company shall cover all costs incidental thereto such that you will not be required to pay the same or to finance the same yourself.

10.4
If, in accordance to paragraph 10.2, the Company has taken upon itself the conduct of your defense, the Company will have no liability or obligation pursuant to this Letter of Indemnification or the above resolutions to indemnify you for any legal expenses, including any legal fees, that you may expend in connection with your defense, except to the extent which the Company in its absolute discretion shall agree to in writing or to the extent you are permitted to retain counsel pursuant to paragraph 10.6.

10.5
The Company will have no liability or obligation pursuant to this Letter of Indemnification to indemnify you for any amount expended by you pursuant to any compromise or settlement agreement reached in any suit, demand or other proceeding as aforesaid without the Company’s prior written consent to such compromise or settlement.

10.6
With respect to proceedings that have been initiated against you by the Company (excluding for this purpose any shareholder derivative or similar suit) or if notice of the termination of all your positions with the Company has been delivered by you or by the Company (even if such notice shall have been delivered after the commencement of the applicable legal proceedings or preparations therefor or even if such termination has yet to come into effect), you will be entitled to undertake the conduct of your defense in respect of such legal proceedings and/or to hand over the conduct thereof to any attorney of your own choosing for that purpose (except that any compromise or settlement shall be subject to paragraph 10.5). The Company shall have the right to object to the identity of your attorney if such attorney’s legal rates are unreasonable.  In case you do not undertake the conduct of your defense in respect of such legal proceedings within 20 days of your first becoming aware thereof and so notify the Company in writing, the Company may undertake the conduct of your defense with any attorney of the Company's own choosing for that purpose pursuant to paragraphs 10.2 to 10.5.

The Company will fully cooperate with you and/or any attorney (and you and your attorney will fully cooperate with the Company and its attorney) as aforesaid in every reasonable way as may be required of it within the context of their conduct of such legal proceedings.

11.
If for the validation of any of the undertakings in this Letter of Indemnification any act, resolution, approval or other procedure is required, the Company undertakes to cause them to be done or adopted in a manner which will enable the Company to fulfill all of its undertakings as aforesaid.

12.
For the avoidance of doubt, it is hereby clarified that nothing contained in this Letter of Indemnification or in the above resolutions derogate from the Company’s right to indemnify you post factum for any amounts which you may be obligated to pay as set forth in paragraph 1 above without the limitations set forth in paragraphs 5 and 6 above. The aforesaid shall however not be construed as an obligation of the Company to indemnify you after the fact.

13.
If any undertaking included in this Letter of Indemnification is held invalid or unenforceable, such invalidity or unenforceability will not affect any of the other undertakings which will remain in full force and effect. Furthermore, if such invalid or unenforceable undertaking may be modified or amended so as to be valid and enforceable as a matter of law, such undertakings will be deemed to have been modified or amended, and any competent court or arbitrator is hereby authorized to modify or amend such undertaking, so as to be valid and enforceable to the maximum extent permitted by law.

14.	This Letter of Indemnification and the agreement herein shall be governed by and construed and enforced in accordance with the laws of the State of Israel.

15.	This Letter of Indemnification cancels any preceding letter of indemnification that may have been issued to you.

This Letter of Indemnification is being issued to you pursuant to the resolutions adopted by the Internal Audit Committee of the Company and Board of Directors of the Company on May 10th, 2010, [as approved by the shareholders of the Company on June 29, 2010].

Kindly sign and return the enclosed copy of this letter to acknowledge your agreement to the contents hereof.

NICE SYSTEMS LTD.

By:________________________
Title: ______________________

Agreed:

__________________
Name: _____________
Title: ______________
Date: ______________